OMB APPROVAL OMB Number: 3235-0116 Expires: September 30, 2007 Estimated average burden Hours per response:

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: August 3, 2007 By \S\ Roland M. Larsen President & CEO SEC1815 (05-06)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Royal Standard Minerals Inc. (“RSM”, or “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended April 30, 2007. The MD&A was prepared as of June 25, 2007 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2007 of ,RSM including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Company is currently active in the State of Nevada, with projects in Nye (the Goldwedge project), Elko (the Pinon, Railroad, Mustang Canyon and Dark Star projects), Churchill (the Fondaway Canyon, Dixie and Comstock projects) and Lyon (the Como project) Counties, Nevada. The Company’s common shares are listed on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2007 and will continue to be its focus in fiscal 2008.

The Company has been evaluating other investment opportunities in Nevada as part of an effort to improve upon its production capacity. Capital for the development of the current controlled projects and any future acquisitions are envisioned to come from equity and debt financing.

Results of Operations

The net loss for the three months ending April 30, 2007 was $41,705 as compared to the net loss of $863,469 for the three months ending April 30, 2006. The difference of $821,764 is principally the result of the foreign exchange gain of $473,202 for three months ending April 30, 2007, as compared to a foreign exchange loss of $454,942 and interest income of $9,250 for the three months ending April 30, 2006.

Expenses increased from $417,777 for the three months ended April 30, 2006 to $615,527 for the three months ended April 30, 2007, representing an increase of $197,750. The major components of this increase were increases in general and administrative expenses (professional fees, corporate development and office and general expenses increased by $45,403, $10,718 and $13,053, respectively). Consulting fees and payroll increased from $236,862 for the three months ending April 30, 2006 to $307,053 for the three months ending April 30, 2007, for an increase of $70,191, and amortization, which increased from $100,768 in 2006 to $145,253 in 2007, for an increase of $44,485. All increases are a direct result of increased activity on the Company’s mineral projects.

Mineral Properties

The Company owns a 100% interest in eight (8) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, the Pinon, Railroad, Mustang Canyon, and Dark Star projects in Elko County, the Fondaway Canyon, Dixie, and Comstock projects in Churchill County and the Como project in Lyon County, Nevada.

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore’ using the Company’s smelter. Completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts are constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily for potential gold mineralization. The bulk sampling program is well underway and includes several months of stockpiled material on the surface.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company has agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Pinon-Railroad Project

The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2007. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

Other Projects

The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada. The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project. The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

Liquidity and Capital Resources

The Company’s cash and cash equivalents balance as of April 30, 2007 was $10,835,641 compared to $9,654,288 at January 31, 2007, an increase of $1,181,353. The increase is attributable primarily to the issuance of common shares completed during the first quarter of 2007 ($1,659,467), the sale of short-term securities ($330,310) and operations after adjustment for non cash items ($343,409). Offsetting these increases was the continued expenditures for additions to mineral properties ($1,300,500).

The Company also had $433,699 in short term investments at January 31, 2007, compared to $103,389 at April 30, 2007.

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share of common stock at a price of $0.50 CDN until March 31, 2007.

In addition, the agent for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants. Each warrant entitled the agent to acquire one additional share of common stock of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005, whereby 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one share of the Company’s common stock at a price of $0.50 CDN per share until April 26, 2007.

As partial compensation for their services, the agents for this financing received 45,000 common shares and 247,500 warrants, each warrant entitled the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one share of common stock at a price of $0.50 CDN per share until May 5, 2007.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Current assets as at April 30, 2007 were $11,269,170 as compared to $10,438,324 at January 31, 2007. Mineral properties at April 30, 2007 were $9,088,607 compared to $7,788,107 at January 31, 2007 and represent an increase of $1,300,500. As a result of amortization, equipment decreased from $2,056,392 at January 31, 2007 to $1,911,139 at April 30, 2007. Total assets as at April 30, 2007 were $22,450,683 as compared to $20,464,590 at January 31, 2007. This represents an increase of $1,986,093 and is due primarily to continued operations on the Gold Wedge project.

Current liabilities as at April 30, 2007 were $273,681 compared to $202,157 at January 31, 2007, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Company is authorized to issue an unlimited number of Common Shares of which 83,078,325 were outstanding at April 30, 2007. At April 30, 2007 there were outstanding options to purchase 6,866,500 common shares of the Company with exercise prices from $0.265-1.44 CDN per share and expiration dates ranging from May 2007 to October 2011. During the three months ended April 30, 2007, options to purchase 960,000 shares of common stock were exercised at a weighted average exercise price of $0.26. The Company also had 6,973,496 warrants outstanding as of April 30, 2007. The exercise prices of the warrants range from $0.50 to $1.75 and, if not exercised, expire from May 2007 through April 2008. During the three months ended April 30, 2007, warrants to purchase 3,979,550 common shares were exercised and 266,237 warrants expired. The weighted average exercise price of these warrants was $0.50 per share.

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

		January 31		Cumulative from date of inception 6/26/1996
	2007	2006	2005
Statement of Operations
Revenue	$0	$0	$0	$0
Interest Income	391,420	0	0	410,034
Administrative Expenses	5,441,870	1,493,095	572,318	9,705,242
Net loss for the year	(5,431,480)	(1,611,057)	(475,409)	14,154,630
Deficit, beginning of year	(9,463,890)	(7,852,833)	(7,377,424)	(740,740)
Deficit, end of year	($14,895,370)	($9,463,890)	($7,852,833)	($14,895,370)
Earnings (loss) per common share basic and diluted	($0.07)	($0.03)	($0.01)
Balance Sheet	2007	2006
Current Assets	$10,438,324	$1,445,200
Interest in Mineral Properties and Related Deferred Exploration Costs	7,788,107	3,810,519
Equipment, Net	2,056,392	1,258,994
Current Liabilities	(202,157)	(221,733)

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ended April 30, 2007	3 Mos Ended January 31, 2007	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006	3 Mos Ended April 30, 2006	3 Mos Ended January 31, 2006	3 Mos Ended October 31, 2005	3 Mos Ended July 31, 2005
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses 1	($615,527)	$686,309	($743,184)	($4,967,218)	($417,777)	($669,034)	($170,726)	($314,585)
Other Income (Losses), net 2	573,822	(356,661)	283,730	529,013	(445,692)	67,142	(197,916)	16,328
Net Income (Loss)	($41,705)	329,648	($459,454)	($4,438,205)	($863,469)	($601,892)	($368,642)	($298,257)
Net Income (Loss) per Common share basic and diluted	($0.00)	($0.00)	($0.00)	($0.06)	($0.01)	($0.00)	($0.01)	($0.01)

1 Expenses in the 3 months ended January 31, 2007 reflect an adjustment of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge Project in Mineral Properties. 2 Other Income (Losses) consists of interest income, write-off of mineral properties and foreign exchange gains and losses, shown net.

Mineral Properties

The following table summarizes the mineral properties and expenditures during the three months ending April 30, 2007.

Ending
Ending Balance	Additions	Balance
January 31, 2007	(See details below)	April 30, 2007
Gold Wedge Project	$6,153,207	$1,170,317	$7,323,524
Pinon Project	1,148,259	30,771	1,179,030
Railroad Project	215,813	0	215,813
Fondaway Project	162,778	97,935	260,713
Como Project	108,050	1,477	109,527
	$7,788,107	$1,300,500	$9,088,607
Detail of Mineral Properties

Cumulative from date of inception of exploration phase

For the three months ending

Gold Wedge Project

Opening balance

Property Acquisition costs Travel Mine development costs Drilling General exploration Professional fees Consulting fees and payroll Office and general Analysis and assays Supplies, Equipment and

April 30,2007

$6,153,207

57,496

1,441

53,838

12,235

0

0 344,903 216,275

49,104

435,025

April 30,2006

$2,636,862

10,070 0 0

302,011 0 0 0

50,975 0

0

$0

563,895213,994 794,971290,651133,35372,636 2,669,829 632,243 143,826

1,808,126

transportation Activity during the period 1,170,317 363,056 7,323,524 Closing balance $7,323,524 $2,999,918 $7,323,524

Cumulative from date of inception of exploration For the three months ending April 30,2007 April 30,2006 phase

Pinon Project

Opening balance

Property Acquisition costs Travel Drilling General exploration Professional fees Office and general Geologist Consulting fees Reclamation costs Analysis and assays Supplies, Equipment and

$1,148,259

0 0 0 0 0 11,838 0 18,933 0 0

0

$762,285

0 0 0 0 0 41,611 0 0 0 0

0

$0

425,57011,850130,6007,76566,273 55,54532,653213,835167,785 66,871

transportation Activity during the period 30,771 41,611 1,179,030 Closing balance $1,179,030 $803,896 $1,179,030

Cumulative
from date of
inception of
exploration
For the three months ending	April 30,2007	April 30,2006	phase
Railroad Project
Opening balance	$215,813	$175,670	$0
Property Acquisition costs	0	0	215,813
Activity during the period	0	0	215,813
Closing balance	$215,813	$175,670	$215,813
Fondaway Project
Opening balance	$162,778	$127,652	$0
Property Acquisition costs	97,935	0	260,362
Analysis and assays	0	0	351
Activity during the period	97,935	0	260,713
Closing balance	$260,713	$127,652	$260,713

Como Project

Opening balance

Property Acquisition costs Travel Geologist Consulting Rent Analysis and assays Written off

$108,050

0 0 0 0 1,477 0 0

$108,050

0 0 0 0 0 0 0

$0

35,6952,8065,09841,53255,052 9,138

(39,794) Activity during the period 1,477 0 109,527 Closing balance $109,527 $108,050 $109,527

Cumulative

from date of

inception of

exploration For the three months ending April 30,2007 April 30,2006 phase

Manhattan Project

Opening balance

Property Acquisition costs Travel General exploration Consulting Analysis and assays Written off $0

0 0 0 0 0 0 $0

0 0 0 0 0 0 $0

27,70728,25363,21947,743 25,601

(192,523) Activity during the period 0 0 0 Closing balance $0 $0 $0

Other Projects

Opening balance

Cumulative expenditures from date of inception

Expenditures during the period Written off

$0

0

0 0 $0

0

0 0

$0

3,410,396 161,548

(3,571,944) Activity during the period 0 0 0 Closing balance $0 $0 $0

TOTAL $9,088,607 $4,215,186 $9,088,607

Transactions with Related Parties

Three Months Ended April 30 2007 2006

Due from (to) related parties

)

The President & Director of the Company(1 $18,568 $13,890

)

Sharpe Resources Corporation(2 113,431 112,452 $131,999 $126,342

(1)
This advance is unsecured, non-interest bearing and has no set terms of repayment.

(2)
Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees and payroll in the three months ended April 30, 2007 include a bonus of $215,560 (2006 - $nil) and salary of $67,306 (2006 - $26,494) paid to the President of the Company.

Consulting fees and payroll also include salary of $16,156 (2006 - $nil) paid to the Chief Financial Officer of the Company.

In addition, consulting fees and payroll include $23,905 (2006 - $13,170) paid to an employee who is also a family member of the President and Director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Lawsuit

On October 11, 2006 the Company received a document purporting to constitute a requisition from a group of shareholders of the Company (“the Dissident Group”) alleging that they hold more than 10% of the Company’s shares. The documents received requested that a shareholders meeting be called to consider the removal and replacement of the existing board of directors of the Company.

The board of directors of the Company has reviewed these documents with the benefit of outside advice and has serious concerns with respect to whether such documents constitute a valid requisition under the New Brunswick Corporations Act.

While reserving all of its rights in this regard, the board of directors of the Company has called a meeting of shareholders in response to the purported requisition received from the Dissident Group at which the constitution of the Company’s board of directors will be considered.

On October 28, 2006, the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), by failing to file a Schedule 13-D. On May 17, 2007, the Court ordered the striking of the defendants’ answer and the Clerk of the Court entered defendants’ default. On June 17, 2007, the Court preliminarily enjoined the dissident group and all persons acting in concert with them from, among other things, voting or causing to be voted all shares that are owned or controlled or directed by any of them or attempting to influence management or any of the Company’s business relationships or becoming involved in a sale or merger of the Company or any of its assets. Trial is currently scheduled to begin on September 14, 2007.

There is a pending action against Messrs. Luke Norman and Timothy Master, two former employees of the Company. The September 25, 2006 complaint alleges that while employed by Royal Standard and thereafter, contrary to their duties to Royal Standard, Norman and Master participated in a pattern of behavior which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of Royal Standard. In November 2006 Mr. Norman filed a counter complaint against Royal Standard Minerals Inc. without specifying damages. In the opinion of management this complaint is without merit.

The Company is seeking injunctive relief restraining Norman and Master from further communicating the alleged slander and misinformation regarding the Company. In addition to the injunctive relief, the Company seeks to recover damages for conspiracy to injure, defamation, slander, and special damages for breach of fiduciary duty.

Subsequent Events

Subsequent to April 30, 2007, options to acquire 550,000 shares of common stock, expiring May 13, 2007, were exercised at a price of $0.40 per share. Also, options to acquire 500,000 shares of common stock at an exercise price of $1.44 per share and expiring May 2, 2011, were cancelled.

Changes in Accounting Policies

The Accounting Standard Board issued new accounting standards, effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The company intends to adopt these policies effective February 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook (sections 1530, 3251, and 3855, respectively).

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as available for sale will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

Disclosure Controls and Procedures

RSM’s President and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining the Company’s disclosure controls and procedures. Access to material information is facilitated by the small size of RSM’s management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of April 30, 2007, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

The President and CFO have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Risk and Uncertainties

At the present time, the Corporation’s viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation’s ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in the precious metal prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.royalstandardminerals.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA June 27, 2007